VENUE BY XCINEX

We are transforming living rooms into live exclusive event venues.

PITCH VIDEO   INVESTOR PANEL



The next ticketed **concert venue**
is the living room
ADMIT ONE

xcinex.com   San Francisco CA

Technology | Retail | Entertainment | Leisure | Lifestyle

Highlights



1. VENUE utilizes AI and machine vision to expand the ticketed entertainment experience into the home.



1. VENUE utilizes AI and machine vision to expand the ticketed entertainment experience into the home.



2. VENUE has the potential to disrupt an $80B+ ticketed entertainment industry.



3. Global IP secured - Patents issued in the US (x2), South Korea, Canada, and Israel.



4. Highly experienced core team - execs from Warner Bros., Sony, Paramount, VIZIO, CBS, and Universal.



5. Huge data potential. Platform & device enables advanced data analytics.

Our Team

Cihan Fuat Atkin Founder & CEO

Brings over 15 years of experience in project consulting, financing, and management.

> We want to solve big underlying problems in the industry and bring convenient access to ticketed content for everyone. We care because we have a passion for storytelling and how it shapes the fabric of our global society.

> We want to solve big underlying problems in the industry and bring convenient access to ticketed content for everyone. We care because we have a passion for storytelling and how it shapes the fabric of our global society.

Don Tannenbaum Co-Founder & EVP, Studio Relations

40+ years experience in sales and distribution as former SVP of Sales and New Technology at Warner Bros.

Charles Wingate CFO

25+ year media finance executive - Ex-Universal, Sony, and Awesomeness. MBA, USC Marshall. CPA (California & Maryland)

James Garcia CTO & COO

Over three decades of software development and former CTO for Vmersion and Enporion.

Prashant Shah Chief Content Officer

25+ years in the M&E industry. Produced over 30 Bollywood and Hollywood movies and TV shows in the US, Canada, UK, and India markets.

Andrew Goldman VP Business Development



Andrew Goldman VP, Business Development

Previously worked at M&E giants including WarnerMedia, HBO, ViacomCBS, Fathom Events and more specializing in new development initiatives.



Arslan Topcu SVP, Technology

Brings over 20+ years of experience in software development with a focus on AI and computer vision.



Craig Cahill Advisor

30+ years in international sales and development. Head of Business Development & Partnerships, C&P at Logitech. Formerly, Director of Corporate Development at Vizio



Ravi Sawhney Advisor

Founder & CEO at RKS Design. Co-founder of RKS Guitars. Invented the popular Psycho-Aesthetics design think methodology.



Mena Massoud Advisor

Actor, Producer, and Author well-known for his role in the 2019 live-action Disney film Aladdin, Hulu series Reprisal, and Amazon Prime series Jack Ryan.



Ahmet Cinar

Sold out venues are a thing of the past! Now you can buy front-row tickets to any type of live event right in your living room.


VENUE | Stream Premium Ticketed Experiences To Your TV!
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VENUE
STREAM
PREMIUM
TICKETED
EXPERIENCES
Watch on YouTube

VENUE is a streaming entertainment platform that allows event producers to sell tickets to each individual viewer as they watch from the comfort of their own homes.

There's been hardly any innovation in the ticketed entertainment industry for over 100 years. Aside from the price of concessions, not much in the industry has changed.


No innovation in our space
Innovation in music entertainment
Spotify
RESULT :
Consumption on demand
Innovation in TV entertainment
NETFLIX
Roku
RESULT :
Consumption on demand
Innovation in ticketed entertainment for TV
ticketmaster
LIVE NATION
FANDANGO
atom
NO INNOVATION HERE
RESULT :
Barriers to consumption
Consumers want instant access to brand new ticketed content

We've built VENUE to disrupt a stagnant industry and reinvent live venues and movie theaters with our patented AI and machine vision. VENUE means convenience, access, and privacy while enjoying ticketed content you love. Everything from live events, concerts, blockbuster movies, and Broadway shows, comedy shows... VENUE is a one-of-a-kind

entertainment experience for your home.

The Problem(s)

The old model is riddled with limitations and hurdles like limited seating, screens, and showtimes. Inevitably, your access to premium entertainment is decided by where you live. There can also be hidden costs- gas for travel, parking, babysitters, and overpriced concessions.

Most importantly, however, the old model often leaves millions of people out of the process.



Unserved markets
Millions of people are left out
Limited locations
Limited showtimes
Limited seating capacity
Limited number of options
Now things are way worse.
45 million live in rural markets
16 million households have kids
24 million Americans are severely disabled
47 million immigrants with no access to native content
2.8 million students in student housing
65 +
49 million senior citizens

VENUE is here to disrupt the old system and make ticketed experiences direct-to-consumer. This creates an ecosystem of inclusiveness and consumer choice.

The VENUE Ecosystem

VENUE's product ecosystem is made up of three tiers- our flagship VENUEx streaming player, our lower-cost USB optical sensor VENUE Lite and our standalone VENUE App. This flexibility in our product offerings will help us scale and quickly gain a large footprint.



Our products
VENUE
Facebook Portal TV & Android TVs with built in camera
Amazon Cube, Xbox, Android TVs, PS5, no built-in camera
All other TVs
VENUE App only
No hardware needed
VENUElite USB TV-Cam
VENUEx Media Center & Video Calling



Front view
Birds eye view

VENUEx



VENUEx is the flagship, first of its kind, streaming media player.

VENUElite



VENUElite is our USB only optical sensor.

VENUEx and VENUElite Fit Seamlessly on Your TV



Our App



Content images and logos are used for placement purposes only*

We're Patent Protected



VENUE is patent protected in global markets including USA (2x), Canada, Israel and South Korea, with more countries pending. We own the IP for streaming and home ticketing.

Market Opportunity



T.A.M
Over $80 Billion USD


Sports
$20B+, 2019 -North America, per PwC
$20B+ North America
Growth opportunity
Other live events
Broadway shows, comedy specials, Esports, educational seminars, exercise classes, conventions, meet and greets, educational services and much more…
XCINEX - VENUE 2021
5

Business Model


Revenue Streams
Tickets Per-Viewer
Fees on premium content ticket sales on VENUE App
Ad-Network
Fees generated for ads, placements
Analytics
Advanced analytics, granular customer metrics
Streaming Media Players
VENUE hardware
API Calls
3rd party apps on the VENUE media player can all our API to get demographic data about their audiences
XCINEX - VENUE 2021
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Summary

VENUE is a streaming platform for a new age of ticketed entertainment. We invite you to join us on our journey to disrupt a stagnant industry and redefine what is possible in storytelling. In an on-demand and global world without boundaries and limitations to the content we can enjoy, **VENUE levels the playing field for all.**

VENUE represents limitless possibilities for major blockbuster releases and independent live events/movies from around the world to maximize revenue and expand their audience. Our IP is protected, we have multiple potential revenue streams, and we have a highly experienced leadership team with a proven track record of success. **Our launch is planned for later this year (Q4 2021) and our final market pilot takes place this Spring!**

Now's the time. Join us and we'll disrupt the ticketed entertainment industry together.

Thank you for your consideration on behalf of the entire XCINEX team.